                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K

(Mark One)
   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended         December 31, 2000
                                               --------------------------
                                        OR

   / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACTO OF 1934

             For the transition period from   ____________ to ___________

                           Commission File Number 1-4085


                          POLAROID RETIREMENT SAVINGS PLAN
-------------------------------------------------------------------------------
                              (Full Title of the Plan)

                                Polaroid Corporation
                                 784 Memorial Drive
                          Cambridge, Massachusetts 02139
-------------------------------------------------------------------------------
       (Name of Issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 POLAROID RETIREMENT SAVINGS PLAN
                                          (Name of Plan)
                                 By  /S/ WILLIAM L. FLAHERTY
                                     ------------------------------------------
                                     William L. Flaherty
                                     Chairman
                                     Fund Manager

                                 Date  JUNE 28, 2001
                                       ----------------------------------------

                         POLAROID RETIREMENT SAVINGS PLAN


                           INDEX TO FINANCIAL STATEMENTS
                            AND SUPPLEMENTARY SCHEDULES


Report of Independent Auditors                                         1

Financial Statements
   Statements of Net Assets Available for Benefits                     2
   Statements of Changes in Net Assets Available for Benefits          3
   Notes to Financial Statements                                       4

Supplementary Schedules
   Schedule of Assets Held for Investment Purposes at End of Year     12
   Schedule of Reportable Transactions                                16

Exhibits
   Exhibit 23 - Consent of KPMG LLP

                          INDEPENDENT AUDITORS' REPORT


The Board of Trustees
Polaroid Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Polaroid Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in the net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


Boston, Massachusetts
June 25, 2001

                        POLAROID RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999


                                                                                      2000                  1999
                                                                               ------------------    ------------------

ASSETS

    Investments (note 4)                                                   $       698,557,781           858,739,176
                                                                               ------------------    ------------------

                                                                                   698,557,781           858,739,176
                                                                               ------------------    ------------------

    Receivables:
       Accrued interest and dividends                                                2,061,282             2,023,186
       Due for investments sold                                                         43,413                26,148
                                                                               ------------------    ------------------

                  Total receivables                                                  2,104,695             2,049,334
                                                                               ------------------    ------------------

                  Total assets                                                     700,662,476           860,788,510
                                                                               ------------------    ------------------

LIABILITIES

    Administrative fees payable                                                        952,930               735,904
    Income distribution payable                                                        344,293               915,823
    Payable for securities purchased                                                 3,653,198                  --
                                                                               ------------------    ------------------

                  Total liabilities                                                  4,950,421             1,651,727
                                                                               ------------------    ------------------

    Net assets available for benefits                                      $       695,712,055           859,136,783
                                                                               ==================    ==================


See accompanying notes to financial statements.

                        POLAROID RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999


                                                                                   2000                   1999
                                                                            -------------------    -------------------


Additions to net assets attributed to:
    Contributions:
       Employer's contributions                                          $        19,228,694             21,492,820
       Employees' 401(k) contributions                                            15,588,157             17,131,773
       Employees' voluntary contributions                                            599,737                649,556
       Rollover contributions                                                     21,251,310             12,621,895
                                                                            -------------------    -------------------

                  Total contributions                                             56,667,898             51,896,044
                                                                            -------------------    -------------------

    Investment income:
       Dividends                                                                  38,606,685             42,799,231
       Interest                                                                    9,103,750              8,475,252
       Net appreciation (depreciation) in fair market value of
          investments (note 4)                                                  (150,282,391)            45,056,118
                                                                            -------------------    -------------------

                  Total investment income (loss)                                (102,571,956)            96,330,601
                                                                            -------------------    -------------------

                  Total additions (deductions)                                   (45,904,058)           148,226,645
                                                                            -------------------    -------------------

Deductions from net assets attributed to:
    Benefit payments                                                             116,651,850            113,775,705
    Administrative fees                                                              868,820                996,136
                                                                            -------------------    -------------------

                  Total deductions                                               117,520,670            114,771,841
                                                                            -------------------    -------------------

                  Net increase (decrease) in net assets                         (163,424,728)            33,454,804

Net assets available for benefits:
    Beginning of year                                                            859,136,783            825,681,979
                                                                            -------------------    -------------------

    End of year                                                          $       695,712,055            859,136,783
                                                                            ===================    ===================


See accompanying notes to financial statements.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)    PLAN DESCRIPTION

       The Polaroid Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by Polaroid Corporation (the "Company") covering substantially all domestic employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Plan assets are held in safekeeping under a master trust contract with the Trustee, Boston Safe Deposit and Trust Company. Fidelity Investments serves as the Plan record keeper and as a sub-trustee of the Plan assets. State Street Bank serves as the custodian and also a sub-trustee of the shares of Polaroid Corporation common stock held in the Polaroid ESOP Stock Fund and the Polaroid Common Stock Fund. The investment advisors for the Plan are Fidelity Investments, Merganser Capital Management Corporation, and Mellon Bank, N.A.

       On December 1, 1997, the Polaroid Employee Stock Equity Plan (the "ESOP") was merged with the Plan. As required by the Plan, the ESOP account is separately maintained. The assets are currently maintained in the Polaroid ESOP Stock Fund.

       The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (A)    EMPLOYER CONTRIBUTIONS

              Beginning on January 1, 1998, the Company contributed for each plan participant an amount equal to 3% of their annual compensation consisting of regular and overtime wages. These contributions are invested according to each participant's investment instructions. Until the investment instructions have been established by the participant, these funds will be allocated into the Merganser Money Market Fund and the Fidelity Retirement Money Market Portfolio in approximately equal portions. For purposes of calculating these contributions, compensation will be subject to limitations established by the Internal Revenue Service.

              Also, beginning on January 1, 1998, the Company contributed for each plan participant, an amount equal to 5% of their annual compensation consisting of regular and overtime wages. These contributions are automatically invested in participant balances of the Polaroid ESOP Stock Fund. For purposes of calculating these contributions, compensation will be subject to limitations established by the Internal Revenue Service.

       (B)    EMPLOYEE 401(K) CONTRIBUTIONS

              Employees may make elective pre-tax contributions of up to 14 percent of their pre-tax compensation through payroll deductions, subject to limitations established by the Internal Revenue Service. For purposes of calculating these contributions, compensation is limited to $170,000.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (C)    EMPLOYEE VOLUNTARY CONTRIBUTIONS

              Employees may voluntarily elect to make after-tax contributions of up to 10 percent of their compensation through payroll deductions, subject to limitations established by the Internal Revenue Service. For purposes of calculating these contributions, compensation is limited to $170,000.

       (D)    PARTICIPATION AND VESTING

              Employees become participants upon their first day of employment and are 100 percent vested in their accounts at all times.

       (E)    BENEFITS

              Participants with account balances over $5,000 can elect to have benefits paid in the form of a life annuity, a lump sum cash payment, periodic installments or stock for the stock portion of the payment. Participants with account balances of $5,000 or less will receive their benefits in the form of a lump sum cash payment.

       (F)    ADMINISTRATIVE EXPENSES

              Administrative expenses are paid by the Plan unless the Company elects to pay them. In 2000 and 1999, this election was not made.

       (G)    PARTICIPANT LOANS

              Active employees of the Company who participate in the Plan are eligible to take a loan from their account balance. Participants may borrow up to 50% of their account balance, subject to a $1,000 minimum and $50,000 maximum loan amount. Loan balances are repaid through after-tax payroll deductions and interest is charged on outstanding loan balances at a rate of prime plus 1% (8.75% - 10.5% in 2000 and 1999).

       (H)    RELATED PARTY TRANSACTIONS

              Certain Plan investments are shares of funds managed by Boston Safe Deposit and Trust Company or Fidelity Investments. Boston Safe Deposit and Trust Company is the trustee and Fidelity Investments is a sub-trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (I)    PARTICIPANT ACCOUNTS

              A separate account is established for each participant at the time of enrollment in the Plan. Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on account balances. The participant's contribution is credited in accordance with the directions given by the participant in one or more of the following funds:

              STATE STREET GLOBAL ADVISORS RUSSELL 2000 INDEX FUND

              The Fund's goal is to match the performance of the Russell 2000 Index, attempting to invest in all 2,000 stocks in the index in proportion to their weighting in the index. The Fund may also hold 2-5% of its value in futures contracts. The Fund was added as an investment option under the Plan in 2000.

              MERGANSER MONEY MARKET FUND

              The Fund's goal is to obtain the highest level of current income possible, consistent with the preservation of capital and a stable share price. The Fund invests in the highest quality money market instruments of U.S. and foreign issuers, including short-term corporate obligations, certificates of deposit, and U.S. government obligations.

              FIDELITY RETIREMENT MONEY MARKET PORTFOLIO

              The Fund strives to provide current income while maintaining a stable investment value. It invests in high quality money market instruments of U.S. and foreign issuers, including short-term corporate obligations, U.S. government obligations and certificates of deposit.

              MERGANSER CONSERVATIVE BOND FUND

              The Fund's goal is to earn returns that exceed inflation over a market cycle with a low variability of returns and low risk of principal loss. The Fund will maintain an average maturity of less than three years and will invest in a diversified selection of fixed-income securities of investment grade quality. The Fund was formerly known as the Stable Income Fund.

              FIDELITY INVESTMENT GRADE BOND FUND

              The Fund seeks a rate of current income consistent with reasonable risk. It invests in a broad array of fixed-income obligations that are primarily "investment grade" and of any maturity. "Investment grade" refers to bonds rated with medium to high quality.

              MELLON/MERGANSER BALANCED FUND

              The Fund is designed to provide long-term growth through interest and dividend income, plus appreciation from stocks. The Fund invests approximately 50% of its assets in an S&P 500(R) index, and 50% in high quality bonds.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


              FIDELITY GROWTH & INCOME PORTFOLIO

              The Fund seeks to provide long-term growth, current income and growth of income consistent with reasonable risk through investment in mostly equity securities, from both the U.S. and abroad, that offer growth of earnings while paying current dividends.

              FIDELITY PURITAN FUND

              The goal of the Fund is to provide as much income as possible while preserving the value of the investments. The Fund invests in high-yielding U.S. and foreign securities, including those in emerging markets which may involve additional risks, common and preferred stocks, as well as bonds of any quality or maturity.

              MELLON COMMON STOCK FUND

              The Fund is designed to provide long-term growth of capital through investment in companies that comprise the S&P 500(R).

              FIDELITY BLUE CHIP GROWTH FUND

              The Fund seeks growth through investment in common stocks of well-known, established growth companies that are generally considered industry leaders.

              FIDELITY CONTRAFUND FUND

              The Fund is considered an aggressive growth fund and seeks to achieve its objective of long-term capital growth by investing primarily in common stocks from companies both in the U.S. and abroad, which the Fund's manager believes are undervalued or out of favor.

              FIDELITY MAGELLAN FUND

              As an aggressive growth fund, the Fund attempts to achieve long-term capital growth through investment primarily in common and preferred stocks of all types of companies in the U.S. and abroad. The Fund is limited to investing 20% of its holdings in bonds, with latitude as to any quality level.

              FIDELITY INTERNATIONAL GROWTH & INCOME FUND

              The Fund seeks both capital growth and current income through investment in companies who mostly operate outside the United States.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


              FIDELITY OVERSEAS FUND

              The Fund seeks capital growth through investment in common stock, convertible securities and debt instruments of companies that have their principal business activity outside of the United States.

              MELLON ASSET MANAGED FUND

              The Fund strives for long-term growth through investments in stocks, bonds and money market investments.

              MELLON CAP GTAA FUND

              The Fund became available to participants on August 1, 1998. The Fund's investment objective is to provide capital appreciation across global markets with reduced risk across the long term.

              FIDELITY ASSET MANAGER

              The Fund is designed to provide a high total return with reduced risk over the long term. It is an aggressively managed asset allocation fund with holdings in domestic and foreign stocks, bonds and short-term investments.

              POLAROID CORPORATION COMMON STOCK FUND

              The assets of the Fund are invested in Polaroid Corporation common stock.

              POLAROID ESOP STOCK FUND

              The Fund holds shares of Polaroid Corporation common stock that have been allocated to participants from 1988 to present. For participants who are at least 55 years of age and have ten or more years of participation in the Polaroid Employee Stock Equity Plan, the Company will gradually move shares from a restricted category into an unrestricted category within the Fund. This transfer allows the participant to retain the stock or transfer the asset to other investment options.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis. Benefits payable at year-end are not required to be accrued, as they are considered to be a component of the net assets available for benefits.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (B)    INVESTMENTS

              Investments are stated at fair market value. The fair market value of marketable securities is based on quotations obtained from national securities exchanges. Certain short-term obligations are valued at cost, which when combined with accrued interest receivable, approximates fair market value. Participant loans are valued at cost, which approximates fair market value.

              Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

              Net appreciation or depreciation of investments includes both realized and unrealized gains and losses.

       (C)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (D)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.


(3)    FEDERAL INCOME TAX

       On December 11, 2000, the Internal Revenue Service (the "IRS") issued a Determination letter which stated that the Polaroid Retirement Savings Plan and its underlying trust qualify under Section 401(a) of the Internal Revenue Code (the "Code") and therefore, is exempt from federal income taxes under Section 501(a) of the Code.

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(4)    INVESTMENTS

       The following table presents investments at fair market value as of December 31, 2000 and 1999, respectively. Investments that represent 5% or more of the Plan's net assets are separately identified:


                                                                                2000                 1999
                                                                           ----------------     ----------------

         U.S. Government and Agency Obligations                         $        7,752,489            3,762,216
         Certificates of Deposit                                                        --            2,998,230
         Short-term Corporate Debt                                              23,751,333           33,440,063
         Long-term Corporate Debt                                               71,056,183           57,183,994
         Other Investments                                                       3,238,986           10,537,617
         Polaroid Corporation Common Stock                                      45,745,761          138,346,897
         Pooled Funds:
           Mellon Daily Opening Asset Allocation Fund                           86,461,379          100,141,877
           Mellon Daily Opening Stock Index Fund                                61,122,239           82,949,436
           Other pooled funds                                                   19,759,985            8,898,276
         Mutual Funds:
           Fidelity Contrafund                                                  63,710,383           74,272,861
           Fidelity Magellan Fund                                               58,601,162           63,810,988
           Fidelity Blue Chip Growth Fund                                       75,948,092           84,210,729
           Fidelity Growth & Income Portfolio                                   50,048,092           59,433,796
           Fidelity Retirement Money Market Portfolio                           36,919,730                   --
           Other mutual funds                                                   82,532,941          126,547,676
           Participants' loans                                                  11,909,026           12,204,520
                                                                           ----------------     ----------------

                  Total investments                                     $      698,557,781          858,739,176
                                                                           ================     ================

       Net appreciation (depreciation) in fair market value of investments for the years ended December 31, 2000 and 1999, is as follows:


                                                                                2000                  1999
                                                                          -----------------     -----------------

         U.S. Government and Agency Obligations                        $           265,855             (184,219)
         Short-term Corporate Debt                                                  25,727              (26,471)
         Long-term Corporate Debt                                                1,944,842           (2,231,468)
         Other Investments                                                         309,897             (293,008)
         Polaroid Corporation Common Stock                                     (95,034,607)           2,014,411
         Pooled Funds                                                           (7,772,029)          15,885,777
         Mutual Funds                                                          (50,022,076)          29,891,096
                                                                          -----------------     -----------------

                  Net appreciation (depreciation) in fair market
                    value of investments                               $      (150,282,391)          45,056,118
                                                                          =================     =================

                        POLAROID RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(5)    PLAN TERMINATION

       Although it has expressed no intent to do so, the Company has the right under the Plan to terminate the Plan. If the Plan were terminated, all participants would remain 100 percent vested in their accounts. Upon termination of the Plan, all accounts would be distributed to the participants or their beneficiaries.


(6)    PLAN AMENDMENTS

       The Plan may be amended at any time by the Company. However, no amendment can reduce the amount of any participant's account or the participant's vested percentage on that account. In addition, notices of all amendments shall be given in writing to each participant, or beneficiary of deceased participants of the Plan.

                        POLAROID RETIREMENT SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000



                ISSUER                      RATE        MATURITY      PAR/SHARES           COST          FAIR VALUE
---------------------------------------- ------------ -------------- --------------   ---------------  ----------------

U.S. GOVERNMENT AND
    AGENCY OBLIGATIONS:
       FHLMC  Group #C0-1010               8.500%          6/1/1930      457,734   $       463,026           471,778
       FHLMC  Group #C0-1034               8.000%          8/1/1930      488,181           491,384           500,053
       FHLMC  Group #B7-0069               8.000%          4/1/2008      183,608           193,247           187,705
       FHLMC  Group #16-1056               9.250%          9/1/2008        2,701             2,631             2,803
       FHLMC  Group #18-3143               7.000%          3/1/2009      339,050           340,957           345,007
       FHLMC  Group #85-0082               9.000%         10/1/2005      263,319           281,916           271,583
       Federal Home Ln Mtg Debs            7.000%         3/15/2010      750,000           713,080           803,926
       FHLMC  Group #54-4327               7.000%          5/1/2006        6,012             6,193             6,079
       FNMA Pool #0049622                  6.000%          7/1/2014       11,445            11,674            11,328
       FNMA Pool #0062431                  7.500%          3/1/2009      210,390           214,334           214,713
       FNMA Pool #0107048                  7.500%          8/1/2004       12,940            13,385            13,108
       GNMA Pool #0024840                  8.250%         5/15/2008       20,543            19,349            21,063
       GNMA Pool #0781029                  6.500%         5/15/2029      495,880           483,793           491,557
       Guaranteed Expt Tr 93-C Cl A        5.200%        10/15/2004      355,556           355,556           348,011
       Guaranteed Expt Fr 94-F             8.187%        12/15/2004      957,784           989,361           988,921
       Hydro Quebec Mtn Tr # 00075         7.620%          4/2/2001      400,000           400,677           400,677
       U S Treasury Bonds                  6.250%         8/15/2023    1,000,000         1,065,450         1,081,560
       U S Treasury Notes                  6.000%         8/15/2009      500,000           487,396           527,900
       U S Treasury Notes                  6.750%         5/15/2005    1,000,000         1,038,750         1,064,717
                                                                                      ---------------  ----------------

         Total U.S. Government
           and Agency Obligations                                                        7,572,159         7,752,489
                                                                                      ---------------  ----------------

SHORT-TERM CORPORATE DEBT:
    CBA (Delaware) Disc                                    1/8/2001      800,000           798,950           798,950
    General Elec Cap Disc                                 1/10/2001      500,000           499,175           499,175
    Banque Gen Du Lux Disc                                1/12/2001      820,000           818,334           818,334
    Coop Assn Tract A Disc                                1/12/2001    1,405,000         1,402,098         1,402,098
    AT&T Cap Corp Nts                      6.875%         1/16/2001      700,000           699,915           699,915
    Banque Et Caisse Disc                                 1/16/2001    3,000,000         2,991,563         2,991,563
    Queensland Treas Disc                                 1/16/2001      500,000           498,619           498,619
    Coop Assn Tract A Disc                                1/19/2001    1,350,000         1,345,471         1,345,471
    Lehman Bros Inc Sr Sub                 6.125%          2/1/2001    1,100,000         1,098,963         1,098,963
    Salomon Inc Nts                        5.875%          2/1/2001      300,000           299,666           299,666
    Merrill Lynch&Co Mtn #Tr 00810         6.720%         2/14/2001      600,000           599,743           599,743
    Corestates Cap Corp                    9.625%         2/15/2001      500,000           501,420           501,420
    MBIA Inc                               9.000%         2/15/2001      900,000           902,017           902,017
    European Invt Bk Nt                    8.875%          3/1/2001      500,000           501,181           501,181
    Lehman Bros Hldgs Mtn Tr 00220         6.900%         3/30/2001    1,700,000         1,699,532         1,699,532
    Asian Dev Bk                           8.000%         4/30/2001    1,240,000         1,243,105         1,243,105
    African Dev Bk Mtn #Sb 00002           8.700%          5/1/2001    1,000,000         1,005,670         1,005,670
    First Chicago Corp Sub Nt              10.250%         5/1/2001    1,000,000         1,011,666         1,011,666
    Japan Finance Corp Mun                 8.700%         7/30/2001    1,000,000         1,010,562         1,010,562
    Pemex Expt Grantor Tr Ser 95-A         7.660%         8/15/2001      341,322           340,223           343,694
    Quebec (Province Of) Notes Us$         9.125%         8/22/2001    3,000,000         3,038,279         3,038,279
    Fifth Third Bk Auto Tr 96A Cla         6.200%         9/15/2001      113,103           113,113           113,103
    Ford Cr Auto Owner 99B Cl A3           5.470%         9/15/2001        6,706             6,701             6,701
    Archstone Cmntys Mtn #Tr 00010         7.000%        10/29/2001      500,000           498,125           501,875
    Oasis Residential Nts                  6.750%        11/15/2001      325,000           322,147           323,781
    GMAC Deb                               5.500%        12/15/2001      500,000           484,125           496,250
                                                                                      ---------------  ----------------

         Total Short-Term Corporate Debt                                                23,730,363        23,751,333
                                                                                      ---------------  ----------------

                                                                     (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000



                ISSUER                      RATE        MATURITY      PAR/SHARES           COST          FAIR VALUE
---------------------------------------- ------------ -------------- --------------   ---------------  ----------------
LONG-TERM CORPORATE DEBT:
    Abbey Natl Cap B V Gtd                 8.200%        10/15/2004      500,000   $       555,250           530,625
    Advanta Cr Card 95-D Cl A-1            6.070%          2/1/2004    2,600,000         2,600,427         2,600,427
    Ambac Inc Deb                          9.375%          8/1/2011    1,000,000         1,109,320         1,182,500
    Anrc Auto Owner 00-A Nt Cl A           7.150%         2/15/2007    1,000,000           999,880         1,022,970
    Arcadia Auto Rec 97-B Cl A-4           6.700%         2/15/2005    1,251,998         1,277,038         1,255,553
    Asset Backed Secs Corp 98-A            5.900%         5/14/2004      716,531           718,994           713,729
    Associates Corp Mtn # Sb 00157         7.625%         4/27/2005      400,000           404,856           419,500
    Associates Corp Mtn # Sr 00085         8.625%        11/15/2004    1,000,000         1,142,760         1,078,750
    Banc One Home Eq 99-2 Cl A1            6.460%         6/25/2029    1,887,929         1,878,203         1,878,203
    Bank Amer Corp Sr Nt                   7.125%         9/15/2006      500,000           497,475           512,500
    Bear Stearns Cos Inc Sr Nts            6.125%          2/1/2003    1,500,000         1,453,615         1,486,875
    Beneficial Corp Mtns Tr 00075          6.350%         12/5/2002      500,000           489,825           499,375
    BMW Veh Owner Tr 00-A Abn A4           6.670%         2/25/2005    1,000,000           999,969         1,020,274
    California Infract 1997-1 A-3          6.070%         3/25/2003      526,730           525,564           525,564
    California Infrastructure &            6.160%         6/25/2003      664,667           663,724           663,724
    California Infrastructure 97-1         6.170%         3/25/2003    1,336,387         1,333,866         1,334,544
    Carco Auto Ln Tr 99-1 A1               5.650%         3/17/2003    1,650,000         1,646,249         1,646,249
    Chase Cr Crd Master Tr 96-3Cla         7.090%         2/15/2009    1,000,000           999,844         1,048,594
    Chase Manhattan Cr Cd 96-3 Cla         7.040%         2/15/2005    1,150,000         1,150,892         1,150,892
    Chemical Master Cr Card 96-1 A         5.550%         9/15/2003      500,000           499,605           499,605
    Chevron Corp Pft/Sh Tr Amtzg           8.110%         12/1/2004      792,000           825,240           813,780
    Citibank Cr Card Mstr 98-1 A           5.750%         1/15/2003      640,000           639,656           639,656
    Citibank Cr Card Tr 98-6 Cl A          5.850%         4/10/2003      500,000           498,710           498,710
    Citr Group Inc Nt                      7.375%         3/15/2003    1,000,000           979,280         1,011,250
    Comed Transitional 98 Cl A2            5.290%         6/25/2003      459,965           457,646           457,646
    Copelco Cap Rec 2000 A Ctf A3          7.120%         8/18/2003    1,000,000           990,313         1,017,223
    Corestates Cap Corp Nt                 9.375%         4/15/2003      500,000           525,010           528,125
    Cwabs Inc Asset Bkd 00-2 Af-2          8.210%         6/25/2025      500,000           499,979           517,720
    Daimlerchrysler Na #Tr 00009           6.840%        10/15/2002    1,000,000           987,950         1,008,750
    Dealer Auto Receivables Cl A-3         7.070%         5/15/2004      500,000           501,367           502,685
    Deere & Co Mtn #Tr 00053               5.350%         1/15/2002    1,000,000           963,330           988,750
    Discover Card Master Tr I              5.750%        10/16/2003      640,000           637,841           637,841
    DLJ Coml Mtg Corp 00-Ckp1 A-1B         7.180%         8/10/2010      500,000           502,578           523,698
    Eop Oper Ltd Partnership Nt            6.375%         2/15/2003      500,000           479,515           496,250
    First Omni Bk Cr Cd 96A Cl A           6.650%         9/15/2003    3,695,000         3,692,023         3,692,023
    First Sec Auto Owner 00-1 A3           7.300%         7/15/2004    1,000,000           999,050         1,021,437
    First USA Cr Cd Mstr 961 Cl A          6.043%        11/15/2003    1,100,000         1,100,000         1,100,000
    FMC Corp Mtn #Tr 00008                 6.530%        12/22/2003      500,000           498,260           491,250
    Ford Cr Auto 99-D Cl A5                6.520%         9/15/2003    1,000,000         1,003,398         1,009,180
    Ford Mtr Cr Mtn #Tr 00613              6.620%         2/27/2006    1,000,000           949,850           990,000
    General Elec Cap Mtn #Tr 00379         5.160%          2/3/2003    1,000,000           968,510           984,470
    Green Tree Finl Corp 97-3 A-4          6.930%         7/15/2028    1,176,101         1,173,160         1,182,354
    Heinz H J Co Bds                       5.750%          2/3/2003      500,000           487,500           495,000
    Household Fin Corp                     7.000%          8/1/2003      500,000           505,215           504,640
    Hrpt Pptys Tr Sr Nt Cl A               6.750%        12/18/2002      500,000           492,650           493,409
    Hrpt Pptys Tr Sr Nts                   6.875%         8/26/2002      600,000           594,750           592,560
    Hydro Quebec Medium Term Nts           6.620%         3/11/2005    1,500,000         1,452,000         1,520,625
    Illinois Pwr Spl Tr 98-1 A2            5.260%         6/25/2003    1,488,000         1,480,568         1,480,568
    IMC Home Equity Ln 97-3 Cl A-7         7.080%         8/20/2028      959,768           955,269           975,066
    Inter Amern Dev Bk                     12.250%       12/15/2008      500,000           694,625           697,500
    International Lease Fin Corp           5.750%         2/19/2005    1,000,000           968,320           994,370
    Intl Lease Fin Cp Mtn Tr00181          8.150%         10/1/2004      500,000           549,065           529,375

                                                                     (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000



                ISSUER                      RATE        MATURITY      PAR/SHARES           COST          FAIR VALUE
---------------------------------------- ------------ -------------- --------------   ---------------  ----------------

    Landeskreditbank Baden                 7.875%         4/15/2004      500,000   $       515,080           523,750
    Lehman Brothers Bonds                  6.200%         1/15/2002    1,000,000           980,370           998,750
    Merrill Lynch Mtg Invs Inc 89E         9.400%         9/15/2009      665,961           705,867           668,992
    Merrill Lynch Mtg Invs Inc 89E         9.400%         9/15/2009      120,092           119,752           120,638
    Mid-St Tr Ii Mtg Bckd Nt Cl A4         9.625%          4/1/2003    1,000,000         1,076,000         1,013,410
    Morgan Stanley Cap 99-Rm1 A1           6.000%        12/15/2031      397,978           390,515           400,422
    Morgan Stanley Dean Witter& Co         7.125%         1/15/2003    1,000,000           999,780         1,017,500
    Morgan Stanley Dw Tr 00-A1             6.960%        10/15/2033      495,832           497,039           512,266
    National Bk Cda Ny                     8.125%         8/16/2004      500,000           513,530           525,000
    Nationscredit Grantor 961 Cla          5.850%         9/15/2011    1,142,316         1,103,490         1,135,645
    Navistar Finl 99-A Cl A-2              5.550%         2/15/2002       58,838            58,794            58,794
    Paine Webber Group Inc Nts             6.450%         12/1/2003      500,000           475,305           503,995
    Peco Energy 99-A Cl A-1                5.480%          3/1/2003      399,004           398,162           398,162
    Peco Energy 99-A-A7                    6.130%          3/1/2009      525,000           469,547           518,348
    Peco Energy Trans 2000-A Cl A2         7.300%          9/1/2004    1,000,000           999,070         1,010,749
    Prime Cr Card Mstr Tr 96-1 Cla         6.700%         7/15/2004    2,415,000         2,414,244         2,414,244
    Private Expt Fdg Corp Ser G            6.670%         9/15/2009    1,000,000         1,000,000         1,043,750
    Profitt Cr Card 98-2 Cl A              6.000%         9/15/2004    1,000,000           995,325           995,325
    Railcar Tr No 1992-1                   7.750%          6/1/2004    1,289,939         1,316,113         1,320,936
    Rbsg Cap Corp Gtd Nt                   10.125%         3/1/2004      500,000           543,785           549,375
    Sears Cr Acct Master Tr 95-2 A         8.100%         6/15/2004      317,709           323,011           318,593
    Sears Cr Acct Mstr 95-3 Cl A           7.000%        10/15/2004      270,833           270,812           270,812
    Sears Cr Acct Ser 98-1 Cl A            5.800%         8/15/2005    1,573,333         1,568,006         1,568,006
    Supervalu Inc                          7.800%        11/15/2002      850,000           851,607           865,938
    Svenska Handelsbanken Ny Sb Nt         8.350%         7/15/2004    1,000,000         1,027,000         1,053,750
    Swiss Bk Corp N Y Mtn #Tr00012         7.375%         6/15/2017    1,000,000         1,040,010         1,010,000
    Textron Finl 97-A Nts Cl A             6.050%         3/16/2009       40,691            40,637            40,680
    Travelers Mtg Sec Ser 84-1 Z-2         12.000%         3/1/2014      208,533           236,359           224,964
    Worldcom Inc Ga New Nt                 7.875%         5/15/2003      500,000           497,705           507,025
                                                                                      ---------------  ----------------

         Total Long-Term Corporate Debt                                                 70,426,899        71,056,183
                                                                                      ---------------  ----------------

POLAROID CORPORATION COMMON STOCK:
    Polaroid Corporation*                                              7,870,238       214,449,939        45,745,761
                                                                                      ---------------  ----------------

LOANS TO PARTICIPANTS:
    1,679 outstanding loans (Interest rate 8.75% -10.5%)*             11,909,026        11,909,026        11,909,026
                                                                                      ---------------  ----------------

OTHER INVESTMENTS:
    Israel State Nts                       6.375%        12/15/2005      850,000           820,878           836,188
    Tokyo Metropolis Japan                 8.650%         7/18/2001    1,020,000         1,029,830         1,029,830
    University of Cali Reg Taxable         0.000%          1/9/2001    1,375,000         1,372,968         1,372,968
                                                                                      ---------------  ----------------

         Total Other Investments                                                         3,223,676         3,238,986
                                                                                      ---------------  ----------------

POOLED FUNDS:
    Mellon Temporary Investment Fund*                                        238               238               238
    Mellon Cap GTAA Fund*                                                  3,131           385,855           362,894
    Mellon Daily Opening Asset*                                          393,606        46,534,300        86,461,379
    Mellon Daily Opening Stk Index*                                      189,762        27,594,712        61,122,239
    TBC Inc Pooled Employee Funds*                                    19,396,853        19,396,853        19,396,853
                                                                                      ---------------  ----------------

         Total Pooled Funds                                                             93,911,958       167,343,603
                                                                                      ---------------  ----------------

                                                                     (Continued)

                        POLAROID RETIREMENT SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000



                ISSUER                      RATE        MATURITY      PAR/SHARES           COST          FAIR VALUE
---------------------------------------- ------------ -------------- --------------   ---------------  ----------------

MUTUAL FUNDS:
    Fidelity International Growth & Income Fund*                         472,789   $    11,517,671        10,741,766
    Fidelity Asset Manager*                                              966,547        15,956,304        16,257,326
    Fidelity Contrafund Fund*                                          1,295,717        63,058,542        63,710,383
    Fidelity Investment Grade Bond Fund*                               1,696,188        12,006,992        12,144,706
    Fidelity Magellan Fund*                                              491,208        52,233,377        58,601,162
    Fidelity Retirement Money Market Portfolio*                       36,919,730        36,919,730        36,919,730
    Fidelity Overseas Fund*                                              396,799        14,865,738        13,637,977
    Fidelity Puritan Fund*                                             1,451,495        25,745,381        27,331,655
    Fidelity Growth & Income Portfolio*                                1,188,791        45,632,251        50,048,092
    Fidelity Blue Chip Growth Fund*                                    1,473,862        60,715,781        75,948,092
    State Street Global Advisors Russell 2000 Index Fund                 164,794         2,578,005         2,419,511
                                                                                      ---------------  ----------------

         Total Mutual Funds                                                            341,229,772       367,760,400
                                                                                      ---------------  ----------------

         Total Assets Held for Investment Purposes                                 $   766,453,792       698,557,781
                                                                                      ===============  ================

* Denotes party-in-interest


See accompanying auditor's report

                                                                      SCHEDULE 2

                        POLAROID RETIREMENT SAVINGS PLAN

                       Schedule of Reportable Transactions

                          Year ended December 31, 2000




(A) IDENTITY OF PARTY INVOLVED          (B) DESCRIPTION OF ASSET       (C) PURCHASE PRICE     (D) SELLING PRICE   (E) COST OF ASSET
-----------------------------------------------------------------------------------------------------------------------------------

    Mellon Trust*                        Polaroid Common Stock         $        25,525,425                  --           25,525,425
    Mellon Trust*                        Polaroid Common Stock                        --              16,870,109         24,644,739

    Mellon Trust*                        Daily Liquidity Funds                 270,820,857                  --          270,820,857
    Mellon Trust*                        Daily Liquidity Funds                        --             259,859,863        259,859,863



 (F) CURRENT VALUE
      OF ASSET ON         (G) NET GAIN
   TRANSACTION DATE          OR (LOSS)
--------------------------------------

          25,525,425             --
          16,870,109             --

         270,820,857             --
         259,859,863             --


*   Denotes party-in-interest


See accompanying auditors' report.